ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2009

Background

This management’s discussion and analysis (“MD&A”) of financial position and results of operations is prepared as at April 30, 2010 and should be read in conjunction with the audited consolidated financial statements and the related notes for the year ended December 31, 2009 and 2008, where necessary. Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar figures included therein and in the following MD&A are quoted in Canadian dollars unless stated otherwise. Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com.

Company Overview

Animas Resources Ltd. (the “Company”) is primarily engaged in the acquisition and exploration of mineral properties. The Company’s wholly-owned subsidiaries’ First Silver Reserve, S.A. de C.V. (“First Silver”),  Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”) collectively own a significant portion of Santa Gertrudis gold deposit in Mexico. The Company’s stock is listed on the TSX Venture Exchange (the “Exchange”) under the symbol “ANI”.

The Board of Directors adopted a shareholder rights plan (the “Rights Plan”), that was confirmed by the Company’s shareholders at its annual and special meeting held on June 17, 2008. It has been adopted to ensure the fair treatment of shareholders in the event of an unsolicited take-over offer for the Company’s common shares. The Rights Plan will expire on June 5, 2011, unless extended upon reconfirmation by shareholders at its annual general meeting at that time. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual general meeting of the Company thereafter.

Santa Gertrudis Property (“SG Property”)

History

The SG Property is part of the Santa Teresa Mining District in the Cucurpe Municipality of the northern Mexican state of Sonora. It is located 180 km north of Hermosillo, Sonora, Mexico, and was discovered by Phelps Dodge Mining Company (“PD”) in 1986. Several gold deposits on the property were advanced to open pit heap leach production starting in 1991. PD sold their portion of the Santa Teresa Mining District to Campbell Resources Inc. (“Campbell”) in 1994 for US$10 million. Campbell ceased mining and processing activity due to low gold prices during the late 1990’s and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to Lopez-Limon. From May 1991 to October 2000, the SG Property produced 564,000 ounces of gold at an average grade of 2.13 grams per tonne [References: NI43-101 report by R.R. Kern and R.A. Sibthorpe dated June 5, 2007 and NI43-101 report by C. Stewart Wallis dated May 15, 2007]. The Company has re-consolidated these concessions, which allows for a district-wide exploration program. Other mineral properties that are part of the SG Property package include the higher-grade Amelia Mine and recently staked ground to the west, northwest and southeast of the SG Property’s historic workings. The Amelia Mine had historically produced over 1 million tonnes at 2.88g Au/tonne [Reference: NI43-101 report by C. Stewart Wallis dated May 15, 2007].

Remaining historic resources for the SG Property as recorded by Campbell when production ceased in 2000 (Barrera, November 30, 2000) are non-NI 43-101 compliant and include 8.1 million tonnes averaging 0.94 g Au/tonne on the Lopez-Limon concessions, and 5.9 million tonnes averaging 1.71 g Au/tonne on First Silver’s and Recursos’s concessions. These historic resources should not be relied upon as the estimates are not current and do not meet CIM definition standards but are reported here for historical purposes only.

Summary of recent activities

Since the Company acquired and re-consolidated the Santa Teresa District’s SG Property and prospects within a 562 square kilometer land holding by owning the concessions directly or earn-in options, the Company implemented an exploration and drilling program that identified several substantial targets which may lead to discovery of previously unknown larger gold deposits. Through its Mexican company Chuqui, the Company has secured all the necessary surface access agreements from the local community and ranchers, permitting the Company to complete geologic and geophysical surveys throughout the district.  For a complete summary of the pre-2009 exploration programs and results, see the March 31, 2009 MD&A filed on the Company’s website or on www.sedar.com.  The following outlines progress since the beginning of 2009.

The 2009 geological mapping program concentrated on evaluating previous surface work and filling in gaps in the database.  Mapping identified four large zones of hornfels (Amelia, Mirador, Enedina, and San Enrique) that contain gold mineralization. These areas of hornfels (Thermal Centers) probably represent intrusive centers at depth that are attractive targets for large areas of gold mineralization that may be associated with porphyry intrusives, either with, or without, copper-molybdenum mineralization.

The entire geochemical data base is being re-evaluated.  The initial interpretation outlines an area of anomalous gold that is at least 20 km long in a northwest-southeast direction and about 8 km wide. The width of the geochemical anomalies may be wider since there is post-mineralization gravel cover (alluvium) to the southwest and northeast. Arsenic concentrations (>100ppm) are commonly associated with the gold anomalies, but with wider distribution. There are several zones with associated anomalous, although more erratic, antimony, mercury, lead, and zinc. This is a geochemical distribution pattern that is also evident in drill holes. The wider distribution of pathfinder trace elements enhances the targeting. A zone of anomalous arsenic, with associated trace elements, in favorable lithologic units and structural ground preparation may suggest that areas of gold concentration are near. Many of these anomalies have not been drilled, or are insufficiently tested by drilling.

Induced Polarization/Resistivity (“IP/R”) surveys identify subsurface anomalies that represent sulfide concentrations that may contain gold. The four hornfels areas also contain IP/R anomalies. There is also a substantial Reconnaissance Induced Polarization (“RIP”) anomaly below gravel cover in the western part of the district. Three dimensional interpretations of the geophysics are in progress to better define these anomalies, all of which represent interesting targets.

The interpretation of drilling results from the 2008 program is adding substantially to the understanding of the geology and mineralization controls in the district and several of the holes, as outlined below, encountered encouraging gold anomalies. All of these data are being incorporated into the database and interpretations are in progress to identify additional targets.

The hole at Camello (ARCM-001) is an example of how a seemingly insignificant gold interval can identify an important target (12/1/08 PR). ARCM-001 encountered 3.5 meters that averages 0.550 gpt Au at the bottom of the hole (226.60 m). Mineralization is contained within carbonaceous-pyritic siltstone with an associated arsenic and zinc anomaly. The hole is also at the margin of a large IP/R anomaly. The implication is that the hole encountered the southwest margin of a much larger mineralized area that will require additional drilling to evaluate. One historic hole drilled deep enough to test the southwest margin of this anomaly encountered 19.5 meters of 1.45 gpt Au and ended in mineralization. There are three smaller past producing pits on the margins of the anomaly that may suggest leakage of gold mineralization from a deeper mineralized area.

One Sta. Teresa hole (ARST-002) encountered 26.60 meters that averages 1.405 gpt Au starting at 90.20 meters, including an 8.15 meter interval of 3.88 gpt Au (2/23/09 PR). Two holes in the Berta area encountered 8.50 meters each of 2.987 and 2.814 gpt Au (3/1/09 PR). These three holes are sufficiently mineralized to require follow-up drilling.

One of the Gravas holes (ARGA-001) encountered anomalous gold (3.0 meters of 0.243 gpt Au) in a buried diorite intrusive with anomalous trace elements associated with a RIP anomaly under gravel cover (2/23/09 PR). This clearly indicates that there are gravel covered gold systems in the district and the periphery of this gold bearing intrusive is considered a prospective area to host gold deposits.

Finally, the developing geological model is being verified by drilling, and will be used and improved during future exploration programs. While much of the known gold mineralization is hosted in sedimentary rocks and has many features consistent with Carlin-like gold deposits, the weight of evidence indicates that they are in the distal part of a much larger system, or systems.

At this point there are several significant known geological features about the Santa Teresa District, including:

•

Gold is hosted in most sedimentary rock types and persists over a large area not easily explained by one source or event.

•

The known gold deposits and targets are geochemically zoned that assists in identification of larger targets.

•

Mapping complemented by geophysics identifies several large potentially mineralized centers.

•

The bulk of the major structures are pre-mineral, yet some post-mineral structures complicate the local details.

•

Drilling provides direct evidence for major thermal centers as well as valuable details on the nature and controls of gold mineralization.

•

Gold mineralization potential does extend under post-mineral alluvial cover.

•

Mineral zoning from drilling and surface rock geochemistry provides evidence for larger systems and is complementary to the surface alteration, which has been shown to be directly associated with gold mineralization.

•

At least four large (3+ km²), identified zones of hydrothermal alteration represent potential centers of deeper, high-grade gold mineralization.

•

Numerous untested gold (>0.1 ppm in soil and >1.0 ppm in rock) and trace element anomalies occur within an area of approximately 160 km² (20 km. by 8 km.).

There are several unknowns that will be needed to be studied during future work in the Santa Teresa District, including:

•

The age of major alteration events relative to the main stage of gold mineralization;

•

Age of mineralization with respect to the several igneous intrusive events in the district;

•

And most importantly, the location of the major gold bearing systems.

On May 19, 2009, the Company announced the completion of a new NI 43-101 compliant resource estimate for its oxidized Cristina gold deposit, provided by Mine Development Associates, Inc. (MDA) of Reno, Nevada.  The new estimate represents a 23% increase from the historic estimate for the deposit and the Cristina resource is considered open locally to the south and west. On July 2, 2009, the Company filed the NI43-101 report titled “Technical Report on the Santa Gertrudis Gold Project, Sonora, Mexico” with the British Columbia Securities Commission and the Exchange.

The Company set out to achieve these in its 2009 exploration program:

•

Developing and implementing a new drill program to test the several large targets identified during the first phase of the Company’s exploration program;

•

Continuing geological mapping and sampling in the southeastern portion of the district to identify larger target areas;

•

Completing the re-interpretation of the geochemical and geophysical surveys to assist in project identification and drill hole selection;

•

Implement cost saving measures that do not jeopardize advancing the program given the recent financial crisis around the globe and the Company’s primary goal of conserving cash.

In August 2009, the Company signed a drilling agreement with Major Drilling de Mexico, S.A. de C.V. for its 2009 drilling program, which commenced in October 2009. In November 2009, the Company added a second drill rig.  The total 2009 drilling program consisted of 5,534.2 meters in 13 holes.  Seven of which were drilled in the Toro-Gregorio area and the remaining six holes totaling 2,236.95 meters tested five conceptual, stand-alone targets outside of the main part of the Santa Teresa Mining District – the Escondida, Pirinola, Enedina, Tigre and the SAG targets.

The Toro – Gregorio target is comprised of a 3+ square kilometer area of moderate/strong surface alteration, favorable host rock lithologies, highly anomalous surface gold mineralization and five past producing, open pit gold mines.  This area has never been deeply drill tested by previous workers.  The Company completed seven holes, with three angle holes drilled to the southwest and four angle holes drilled to the northeast which tested the target on roughly 300 meter spacing. All holes encountered varying amounts of decalcification in the favorable Mural Formation and all confirm a major structural fold that keeps the favorable stratigraphy nearer the surface than previously thought.  Three of the seven holes penetrate into a high temperature hornfels altered package of sediments below a near-horizontal fault. There is important evidence that both the early hornfels units and the overlaying more weakly altered sediments are mineralized, yet there is strong evidence that there is post mineral movement along the fault. Several ages of precious metal mineralization are being documented.  See the December 17, 2009 news release for more details.

The other six drill holes testing the five conceptual, stand-alone targets resulted in important gold intercepts at Escondida and Pirinola, confirming the significance of these major through-going structures, their role in mineralization and the importance of structural intersections being potentially important targets worthy of follow up drilling. In addition, significantly elevated zinc and molybdenum values validate the idea that the El Tigre area has potential for skarn-type zinc and porphyry mineralization and may be worthy of additional work and/or drilling.  See the February 11, 2010 news release for more details.

On March 2, 2010, the Company reported that El Tigre area has potential for skarn-type and porphyry mineralization. The results of the ground gravity survey, detailed model reconciliation of the aeromagnetic data, compared to measured susceptibility in core, additional follow up mapping, and principle component analysis of our extensive geochemical data base verifies this potential at El Tigre. In addition, the gravity survey substantiates a major deep seated northeast trending structural break coincident with known precious metal mineralization. Analysis of the geochemical data clarifies the distinct area with the metal zoning patterns commonly associated with mineralized intrusive centers.

The Company expects to begin its 2010 drill program shortly consisting a minimum of 3,000 meter core drilling program to test the El Tigre intrusive related precious and base metal targets.  A test of the major deep penetrating structural target is being evaluated for precious metal mineralization.

For detailed information on the results of the exploration program to date, see the various news releases on the Company’s website or on www.sedar.com.

SG Property payments

As part of the acquisition of Chuqui, the Company signed an option agreement with Lopez-Limon to purchase 10 mineral claims in the SG Property. In April 2009, the Company amended the option agreement for a total of US$2,150,000 over the next three years. US$410,000 has been paid as at December 31, 2009.

On July 24, 2007, the Company signed an option agreement with Victor Manuel Juvera Gaxiola to purchase three additional mineral claims in the SG Property. On December 26, 2008, the Company and Victor Manuel Juvera Gaxiola amended its original agreement and the amendment agreement allows the Company to make the option payments either in cash, or in the Company’s common shares, or a combination of both. Since the signing of the original agreement and as at December 31, 2009, US$50,000 was paid in cash and US$187,500 was issued in common shares. The remaining payments to be made over the next three years totaling US$712,500 have not been changed other than the Company has the option to pay the amounts in common shares. Subsequent to the year end, another US$90,000 was issued in common shares (114,252 shares at $0.83 per share).

On August 13, 2007, the Company signed an option agreement with Albelais Varela to purchase two additional mineral claims in the SG Property by paying US$220,000 over the next 5 years. US$80,000 had been paid in cash as at December 31, 2009. Subsequent to the year end, another US$20,000 was paid in cash.

On March 11, 2008, the Company exercised its option and acquired San Enrique and Greta properties for US$450,000 by issuing 307,429 common shares at a value of $1.44 per share.

On October 15, 2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two internal concessions in the Santa Teresa district. These claims are within the productive northern part of the district with past production by a private Mexican company and are adjacent to the Amelia historic operations. The total option payments include US$422,000 in cash and US$228,000 in common shares of the Company. US$392,000 was paid in cash and US$228,000 was issued in common shares as at December 31, 2009. Subsequent to the year end, another US$30,000 was paid in cash.

As a covenant with and lien on the SG Property, when the SG Property goes into production, the Company was subject to certain Net Smelter Royalty arrangements ranging from 1% to 2% and royalties of US$0.10 per ton until a maximum of US$2,000,000 is reached. The Company purchased all of these Net Smelter Royalty arrangements by paying $87,500 cash in 2007 and issuing 50,000 common shares at value of $1.25 per share on January 10, 2008. With these purchases, there are no remaining royalties on the SG Property.

As of December 31, 2009 the Company had incurred total cumulative expenditures of $17,101,989 for acquisition and exploration of the SG Property.

	December 31 2009		December 31 2008 (Restated)

Acquisition costs	$ 7,598,644	(2)	$ 7,507,041	(1)
Annual mining taxes	514,761		293,497
Assaying	381,781		52,738
Camp and general	442,829		291,332
Drilling	1,476,546		908,876
Environmental costs	12,429		12,429
Field costs	17,789		15,406
Foreign value added tax credit	355,212		434,758
Geology	955,500		604,040
Geophysical	711,727		533,833
Metallurgical consulting	5,646		5,646
Net Smelter Royalty payment	150,000		150,000
Office and administrative	143,985		129,982
Option payments	1,992,958		1,445,843
Resources calculation	258,442		111,925
Surface access fees	221,224		84,934
Travel	446,656		290,385
Wages	1,415,860		775,817
	$ 17,101,989		$ 13,648,482

(1)

This includes costs allocated on completion of the qualifying transaction in 2007 of $5,159,649, expenses directly related to the transaction of $247,392 and a reorganization of a future income tax liability of $2,100,000 being added to the cost allocated to the mineral property acquisition costs.

(2)

The Company issued an additional 254,454 common shares valued at $91,603 to defer the acquisition costs of First Silver and Recursos (see “Cash Flows, Liquidity and Capital Resources” section).

Bacanuchi Property

The Company entered into a letter of intent dated June 18, 2007, with the owner of the Bacanuchi property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share. $10,000 was advanced to the property owner for mining taxes. The definitive purchase and sale agreement was completed in 2008 and the title has been registered with the authorities in Mexico. The Exchange approved this transaction on July 12, 2007 and the shares were issued on April 11, 2008.

The Bacanuchi covered porphyry copper targets (295 sq kilometers) are located in northern Sonora, Mexico roughly in the middle of the Cananea-Nacazari copper trend. Defined by geophysics, these covered areas are adjacent to impressive color anomalies caused by hydrothermal alteration and oxidation of sulfide minerals exposed to surface weathering.

A comprehensive review of the geophysical data set by Chris S. Ludwig, geophysical consultant of Denver, Colorado, and in-field geological mapping by Dr. Dennis Cox and his team revealed five specific areas of potential geophysical anomalous responses. While largely covered by post mineral gravel and volcanic cover, two areas have mineralization and alteration indicative of porphyry copper mineralization. These targets lie within the same productive batholithic rocks that host the Cananea and the Maria producing copper mines. The principal targets are well-defined magnetic “low” features which could well represent the hydrothermal destruction of magnetic minerals. The property is located 25 km northeast from the Company’s Santa Teresa District and 35 km south of Cananea, a world-class porphyry copper deposit located 40 km south of the US/Mexico border.

In April 2009, the Company sold the Bacanuchi property for the reimbursement of the Company’s payments on the mining taxes in 2009, a future payment of US$1 million upon a feasibility study being completed and a 5% Net Profits Interest, and the Company wrote off $277,075 of its expenditures.

As of December 31, 2009, the Company had $nil for acquisition and exploration of the Bacanuchi property.

	December 31 2009	December 31 2008
Assaying	$ 2,425	$ 2,425
Geology	21,008	21,008
Geophysical	997	997
Mining property payments	11,410	13,387
Office and administrative	387	387
Option payments	210,673	210,673
Staking	26,351	26,351
Travel	3,824	3,824
Write-down of mineral property	(277,075)	-
	$ -	$ 279,052

Ariel Copper Property

On December 18, 2009, the Company signed a letter of intent to option up to 80% of the Ariel porphyry copper concessions. The Ariel concessions are southeast of the La Caridad copper mine and within the productive Cananea Larimide porphyry copper trend in Sonora Mexico. The Ariel prospect is an altered and mineralized intrusive complex hosted in coeval andesitic volcanics.

The terms of the option are as follows:

	Amount in Cash		Exploration expenditures
At signing	$ 25,000	Paid
December 18, 2010	50,000
December 18, 2011	50,000
December 18, 2012	50,000		$ 2,000,000	Earn 51%
December 18, 2013	50,000
December 18, 2014	50,000		1,500,000	Earn an additional 14% to 65%
Total	$ 275,000		$ 3,500,000

Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, the Company will earn a further 15% for a total of 80%.

The Company will enter a final option agreement with the vendor upon the completion of the due diligence.

The Ariel concessions are located approximately 44 kilometers east-southeast of the town of Nacozari, Sonora. Geologically the area is comprised of quartz-poor volcanics of possible andesitic composition. Locally quartz-poor dikes may cut the older volcanic rocks. Intense alteration in the area makes it difficult to determine the original rock types.

A very large alteration/mineralization system is present on the Ariel concessions.  This system is approximately 4-5 kilometers in length and approximately 2-3 kilometers wide.  The volcanic rocks within this zone of alteration / mineralization are strongly altered to pervasive clay-(±sericite) and goethite-hematite (after 2-5% disseminated > veinlet controlled pyrite).  Variable quartz-FeOx (after pyrite) veining is present within the argillized and pyritized volcanics and locally, they approach a near stockwork (1-20 veins/meter).  Breccias are irregular in lateral extent and are comprised of variably silicified volcanic fragments set in a variable silica/FeOx matrix.

The Ariel alteration system is large and intense. Additional mapping and sampling is required to fully evaluate the mineral potential. Animas plans on moving a field team to the project shortly to map and sample the prospect as a foundation to develop additional work or targets.

As of December 31, 2009, the Company had $25,000 for acquisition of the Ariel Copper property.

	December 31 2009	December 31 2008
Acquisition costs	$ 25,000	$ -

Nevada Gold Projects

On April 7, 2010, the Company announced that a binding letter agreement was signed with Nevada Sunrise Gold Corp. (“Nevada Sunrise”) to option two gold properties in Nevada: the Golden Arrow and the Kinsley Mountain properties.

Golden Arrow Property, Nevada

The Golden Arrow gold property is located in the Nevada high desert, approximately 40 miles (60 kilometers) east of Tonopah, Nye County. Golden Arrow is on the flank of the Kawich Range and on the eastern margin of Stone Cabin Valley, within the Golden Arrow mining district. The property has a number of favorable attributes for exploration of mineral resources: gentle topography, mild climate, available ground water, and close proximity to highways and towns.

The entire Golden Arrow district has been consolidated, and the property consists of 279 unpatented lode mineral claims and 17 patented lode mineral claims. In total, the property covers an area of approximately 5,684 acres (2,300 hectares).

Historic exploration resulted in the discovery and subsequent drill-definition of two centers of (volcanic rock-hosted epithermal) gold-silver mineralization. Nevada Sunrise has previously reported a 43-101 compliant measured and indicated resource on the Golden Arrow property which is available on www.sedar.com.

The Company can earn a 51% interest in the Golden Arrow Property by spending $3.5 million in exploration over three years (of which $1 million must be spent by the end of 2010). A joint venture will be formed when the Company has earned its 51% interest. Upon earning its initial interest, the Company may elect to spend a further $4,000,000 to earn an additional 9% interest for a total interest of 60%. The Company also has the right to earn up to a 75% interest by paying for and completing a Pre-Feasibility study.

Kinsley Mountain Property, Nevada

The Kinsley Mountain gold property is located in eastern Nevada in Elko County between the towns of Ely and Wendover. A former owner produced 134,777 ounces of gold from this mine from 1994 to 1999. The Kinsley Mountain property consists of 141 unpatented lode mining claims covering an area of approximately 2,807 acres (1,136 hectares). Gold mineralization occurs in Middle to Upper Cambrian-age sedimentary rock units including limestone, dolomite and shale. This mineralization exhibits characteristics similar to other sedimentary rock-hosted “Carlin-type” gold deposits in Nevada. Substantial technical archives for the Kinsley Mountain property include records for 1,156 drill holes, totaling 244,900 feet (with an average depth of only 212 feet).

The Company can earn a 51% interest in the Kinsley Mountain property by spending $1.5 million in exploration expenditures over three years (of which $200,000 must be spent by the end of 2010).  A joint venture will be formed when the Company has earned its 51% interest.  Upon earning its initial interest, the Company may elect to spend a further $3 million in exploration expenditures to earn an additional 14% interest for a total interest of 65%. The Company also has the right to earn up to 75% interest by paying for and completing a Pre-feasibility Study.

During the option period, the Company will be the operator for these two properties.

Dr. Roger C. Steininger is the Company’s qualified person and all technical information in this MD&A has been reviewed by Dr. Steininger.

Selected Financial Information

	Year ended December 31 2009	Year ended December 31 2008 (Restated)	Five months ended December 31 2007 (Restated)
	$	$	$
Total revenues	-	-	-
General and administrative expenses	1,938,511	1,512,812	278,438
(Loss) income for the period	(1,869,240)	(1,638,520)	70,387
(Loss) income per share	(0.06)	(0.06)	0.00
Total assets	20,145,452	17,516,952	15,678,626
Total long-term financial liabilities	1,983,350	2,507,400	2,902,000
Cash dividends declared – per share	N/A	N/A	N/A

Summary of Quarterly Results

	Dec 31, 2009 Quarter	Sep 30, 2009 Quarter	June 30, 2009 Quarter	Mar 31, 2009 Quarter	Dec 31, 2008 Quarter (Restated)	Sep 30, 2008 Quarter	Jun 30, 2008 Quarter	Mar 31, 2008 Quarter
Revenue	-	-	-	-	-	-	-	-
Net loss	97,083	618,320	617,934	535,903	632,993	274,693	290,457	440,377
Loss per Share	0.00	0.02	0.02	0.02	0.02	0.01	0.01	0.02

Results of Operations

For the year ended December 31, 2009 compared to the year ended December 31, 2008

During the year ended December 31, 2009, the Company incurred losses of $1,869,240 ($0.06 loss per share) compared to a net loss of $1,638,520 ($0.06 loss per share) for the same period in 2008.

During the year ended December 31, 2009, the Company incurred $1,938,511 (2008 – $1,512,812) in general and administrative expenses, of which $907,602 (2008 – $719,921) relates to non-cash stock-based compensation for options vested during the period, a write- down of $277,075 (2008 - $nil) in mineral property and non-cash amortization of $8,353 (2008 - $6,840). Excluding the non-cash items, the Company’s general and administrative expenses amounted to $745,481, compared to the year ended December 31, 2008’s $786,051, a decrease of $40,570. The slightly decrease was due to the management conserving cash and cutting back costs in office expenses (2009 - $120,867; 2008 - $192,469), consulting fees (2009 - $18,277; 2008 - $34,297), transfer agent fees (2009 - $18,861; 2008 - $24,781) and shareholders’ communication (2009 - $112,207; 2008 - $154,706). The decrease in costs was mostly offset by increases in (a) professional fees (2009 - $253,248; 2008 - $242,448) for negotiating to defer or amend various option and property payments; (b) corporate development (2009 – $125,690; 2008 - $74,087) for updating the shareholders and potential investors on the activities of the Company.

During the year ended December 31, 2009, the Company earned interest income of $31,664 from investing funds from private placements in Guaranteed Investment Certificates (“GIC”) issued by a Canadian chartered bank, compared to the year ended December 31, 2008’s $184,983, a decrease of $153,319. The decrease was due to a lesser principal amount in 2009 and interest rate being higher in fiscal 2008. The Company also had a foreign exchange loss of $137,393 (2008 - $334,691) and a foreign exchange gain on future income tax liability of $175,000 (2008 – $24,000) during the year ended December 31, 2009.

For the three months ended December 31, 2009 compared to the three months ended December 31, 2008

During the three months ended December 31, 2009, the Company incurred losses of $97,083 ($0.00 loss per share) compared to a net loss of $632,993 ($0.02 loss per share) for the same period in 2008.

During the three months ended December 31, 2009, the Company incurred $265,355 (2008 - $457,650) in general and administrative expenses, of which $80,318 (2008 - $250,854) relates to non-cash stock-based compensation for options vested during the period, and non-cash amortization of $2,399 (2008 - $2,001). Excluding the non-cash items, the Company’s general and administrative expenses amounted to $182,638, compared to the three months ended December 31, 2008’s $204,795, a slightly decrease of $22,157. The decrease was mostly due to the management conserving cash and cutting back costs in corporate development (2009 - $15,870; 2008 - $25,206), professional fees (2009 - $63,651; 2008 - $80,286), and shareholders’ communication (2009 - $36,961; 2008 - $43,812). The other administrative expenditures varied over the periods but the overall effect of these variances was not material.

The Company completed an impairment analysis as at December 31, 2009 which considered the indicators of impairment in accordance with Section 3063, “Impairment of Long-lived Assets” as well as EIC-126, “Accounting by Exploration Companies for Exploration Costs” and AcG-11, “Enterprises in the Development Stage”. Management concluded that no impairment charge was required because:

•

Remaining historic resources for the SG Property as recorded by Campbell when production ceased in 2000 (Barrera, November 30, 2000) are non-NI 43-101 compliant. They include 8.1 million tonnes averaging 0.94 g Au/tonne on the Lopez-Limon concessions, and 5.9 million tonnes averaging 1.71 g Au/tonne on First Silver’s and Recursos’s concessions. These historic resources should not be relied upon as the estimates are not current and do not meet CIM definition standards.

•

there have been no significant changes in the legal factors or climate that affects the value of the SG Property;

•

all SG Property rights remain in good standing;

•

there have been no significant changes in the projections for the SG Property;

•

the price of gold has recently hit unprecedented historical highs;

•

exploration results continue to be positive; and

•

the Company intends to continue its exploration and development plans on its property.

Cash Flows, Liquidity and Capital Resources

The Company’s working capital as at December 31, 2009 was $2,333,088 (December 31, 2008 - $2,823,688). Cash totaled $2,962,676 as at December 31, 2009, a decrease of $555,425 from $3,518,101 as at December 31, 2008. The increase was a result of (a) $3,608,779 net proceeds received from two private placements; offset by (b) $935,090 spent on its operating activities, including changes in working capital; and (c) $3,229,114 spent on its mineral properties.

As part of the acquisition of First Silver and Recursos, the Company is required to make three additional payments of US$500,000 each, in cash or common shares, at the option of the Company, on the first, second and third anniversary dates from July 13, 2007 to Canada Gold Corporation (“Canada Gold”) (formerly MetalQuest Minerals Inc.). During the fiscal 2008, the Company issued a total of 325,829 common shares to Canada Gold for the first anniversary payment of US$500,000. On March 16, 2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to Canada Gold in shares and issued 637,700 common shares at $0.50 per share to Canada Gold for 50% of the current portion due. On May 7, 2009, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 to Canada Gold and postponing the payments as follows:

Contractual Obligations	Payments due by period as at December 31, 2009
	Total	Less than 1 year	1 - 3 years	4 – 5 years	After 5 years
Long-term Debt (1)	$787,050	$524,700(2)	$262,350(2)	-	-
Capital Lease	-	-	-	-	-
Operating leases	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Obligations	$1,721,000	-	-	-	$1,721,000(3)
Total Contractual Obligations	$2,508,050	$524,700	$262,350	-	$1,721,000

(1)

The payments can be paid in cash or in common shares at the discretion of the Company with a minimum price and maximum price of $0.50 and $1.00 per share, respectively.

(2)

The due dates of these payments are US$250,000 on January 31, 2010, US$250,000 on July 31, 2010 and US$250,000 on January 31, 2011. Subsequently, on January 31, 2010, the Company issued 408,697 common shares at $0.65 for a payment of US$250,000.

(3)

Future income tax liability recognized as the excess of the costs initially ascribed to the mineral property interests acquired at the date of purchase over the Company’s basis in these interests for taxation purposes.

On June 4, 2009, the Company completed a non-brokered private placement for gross proceeds of $2,000,250 by issuing 5,715,000 units at $0.35 per unit. Each unit is comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.60 per common share during the first 12 months from closing and $0.75 per common share during the final 12 months. The Company paid a cash finder’s fee in the amount of $11,850 in connection with the private placement. Another $10,987 was also included in share issue costs. These securities are subject to a four-month hold expiring October 5, 2009.

On August 19, 2009, the Company completed a non-brokered private placement for gross proceeds of $1,572,000 by issuing 2,620,000 units at $0.60 per unit. Each unit is comprised of one common share and one-half of one non-transferable common share purchase warrants. Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at an exercise price of $0.85. A total of $8,835 was included in share issue costs. These securities are subject to a four-month hold expiring December 19, 2009.

As of the date of this MD&A, the Company has no other outstanding commitments. The Company has not pledged any of its assets as security for loans, or otherwise and is not subject to any debt covenants.

On April 7, 2010, the Company announced that it will be proceeding with a non-brokered private placement financing of 4 million units at $0.35 per unit for gross proceeds of $1,400,000. Each unit will comprise of one common share and one-half of one non-transferable warrant. Each whole warrant will entitle the holder to purchase one additional common share for a period of 18 months at a price of $0.55 per common share.

The financing proceeds from all the placements are / will be used for drilling at the SG Property, the Golden Arrow property and the Kinsley Mountain property and for general corporate purposes.

The Company’s current treasury along with the announced financing will allow continuing exploration efforts and resource definition work throughout 2010. If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As at December 31, 2009, the Company’s share capital was $17,904,975 (December 31, 2008 - $15,303,184) representing 37,021,735 common shares issued and outstanding (December 31, 2008 – 27,358,752 common shares).

1,000,000 seed shares were placed in escrow in accordance with the escrow agreement dated October 20, 2006; 1,500,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007; and 2,540,850 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under all these escrow agreements, 10% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the initial release. 3,528,594 shares have been released as of December 31, 2009, leaving a balance of 1,512,256 shares held in escrow.

379,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under this escrow agreement, 49% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 17% will be released on the dates 12 months, 24 months and 36 months following the initial release. 314,570 shares have been released as of December 31, 2009, leaving a balance of 64,430 shares held in escrow.

The total number of shares held in escrow at December 31, 2009 was 1,576,686. Subsequently, 756,128 shares were released, leaving a total of 820,558 shares held in escrow.

The Company has established a stock option plan for its directors, officers and consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.

As at December 31, 2009, the Company had a total of 3,645,000 options outstanding, with exercise prices ranging from $0.20 to $1.60, expiring between December 14, 2011 and November 17, 2014. If all the remaining outstanding options were exercised, the Company’s available cash would increase by $3,004,100.

As at December 31, 2009, the Company had 4,055,000 warrants outstanding, with the exercise prices ranging from $0.60 to $0.85, expiring between February 19, 2011 and June 4, 2011. If all the remaining outstanding warrants were exercised, the Company’s available cash would increase by $2,760,500.

The Company has established a management performance bonus plan (“Bonus Plan”) to reserve 2 million common shares (“Bonus Shares”) for future issuance to certain recipients of the Bonus Plan, contingent upon the earlier of (a) the completion of a NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arms length third party completes a takeover bid, or otherwise acquires, over 70% of the issued and outstanding shares of the Company; and (c) the day the SG Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000. These Bonus Shares are subject to a pooling agreement which releases the Bonus Shares over a one-year period.

As of the date of this MD&A, there were 37,544,684 common shares issued and outstanding and 47,244,684 common shares outstanding on a diluted basis.

Related Party Transactions

During the year ended December 31, 2009, the Company:

a)

incurred an expense of $9,000 (year ended December 31, 2008 - $7,000; five months ended December 31, 2007 - $2,500) for rent to a private company controlled by a director of the Company.

b)

incurred an expense of $136,300 (year ended December 31, 2008 - $135,000; five months ended December 31, 2007 - $46,500) for management and accounting services to a private company controlled by a director of the Company.

As at December 31, 2009, a total of $8,663 (December 31, 2008 - $13,162) was owed to a private company controlled by a director of the Company for accounting, management fees and rent.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Recently Adopted Accounting Pronouncements

a)

The CICA issued Section 3064 – Goodwill and Intangible Assets replacing Section 3450, Research and Development Costs. The new standard, which the Company will adopt in fiscal 2009, establishes guidelines for the recognition, measurement, presentation and disclosure of research and development costs. The Company adopted this new standard during the first quarter of fiscal 2009 and this standard did not have a material impact on the Company’s financial statements.

b)

In January 2009, the CICA issued the Emerging Issues Committee (“EIC”) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments – Recognition and Measurement.” It states that an entity’s own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year and this standard did not have a material impact on the Company’s financial statements.

c)

The CICA amended Section 3862 “Financial Instruments – Disclosure”

This amended Section requires an entity to classify fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This standard did not have a material impact on the Company’s financial statements. CICA Handbook Section 3862 prioritizes the inputs into three levels that may be used to measure fair value:

i)  Level 1 – Applies to assets of liabilities for which there are quoted prices in active markets for identical assets or liabilities.

ii)  Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

iii)  Level 3 – Applies to assets or liabilities for which there are unobservable market data.

The Company’s financial instruments consist principally of cash and cash equivalents, amounts receivables, account payable and accrued liabilities, and due to related parties. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on recurring basis include cash and short term investments determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective dates or durations.

Future Accounting Pronouncements

a)

Consolidated financial statement and non-controlling interests

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with the conversion to IFRS.

b)

Business combinations

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquire, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on the financial statements, it will be limited to any future acquisitions beginning in fiscal 2011.

c)

International Financial Reporting Standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has assessed the impact of the adoption of IFRS for 2011, and concluded that there would be no significant impact or modification to financial reporting, accounting system and internal control process.

Risk Factors

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for gold and other commodities

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future gold sales. The Company closely monitors gold prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Mexican pesos and US dollars. Fluctuations in the exchange rates between the Canadian dollar, US dollar and Mexican pesos may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Mexico carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating gold and/or other commodities in Mexico, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

Internet Control Over Financial Reporting

Changes in Internal Control Over Financial Reporting (“ICFR”)

The Company’s CEO and CFO are responsible for establishing and maintaining the Company’s internal controls over financial reporting.  Management, including the CEO and CFO, have evaluated the Company’s internal controls over financial reporting and have concluded that they provide reasonable assurance with respect to the reliability of financial reporting and the preparation of financial statements for external readers in accordance with Canadian GAAP.

The CEO and CFO have identified that there is limited segregation of financial related duties due to the small size of the Company and its limited number of staff.  Many companies of similar size have such limited segregation.  Although it is possible, management of the Company does not believe that this lack of segregation of duties has led to a material misstatement in the financial statements.  Management has taken appropriate steps to minimize any risk, for example, two senior officers must sign all cash disbursements and senior management regularly reviews internal financial statements and reports.

While management believes that the Company’s internal controls over financial reporting provide reasonable assurance, they do not expect that the controls and procedures can prevent all errors, mistakes or fraud.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining the Company’s disclosure controls and procedures.  Management, including the CEO and CFO, have evaluated the procedures of the Company and have concluded that they provide reasonable assurance that material information is gathered and reported to senior management in a manner appropriate to ensure that material information required to be disclosed in reports filed or submitted by the Company is recorded, processed, summarized and reported within the appropriate time periods.

While management believes that the Company’s disclosure controls and procedures provide reasonable assurance, they do not expect that the controls and procedures can prevent all errors, mistakes, or fraud.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011.  For PAE’s with a December 31 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010.  The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ended December 31, 2010.  This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

In 2010, the Company’s management assessed the impact of adoption to IFRS and concluded that an adoption date will be January 1, 2011 and a transition date January 1, 2010. The Company’s first financial statements prepared under IFRS will be the interim financial statements for the three months ended March 31, 2011 with comparatives for the three months ended March 31, 2010 along with the balance sheet as of the transition date and will include full disclosure of all new IFRS policies.

During 2009, the Company’s accountant and CFO examined the impact of the changes in accounting policies per IFRS and attended seminars on the adoption and implementation of IFRS.

The Company reviewed its existing accounting system along with its internal and disclosure control process and concluded that they would not need significant modification as a result of the Company’s conversion to IFRS in 2011.  The Company also determined that it would rely on certain exemptions allowed under IFRS 1 “First-time Adoption of International Financial Reporting Standards” as of the transition date on January 1, 2010.  Under IFRS 1 the IFRS standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company intends to apply the following exemptions to its opening balance sheet dated January 1, 2010.

a)

Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combination retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will take advantage of this election and will apply IFRS 3 to business combinations that occurred on or after January 1, 2010.  There is no adjustment required to the December 31, 2009’s financial statements on the transition date.

b)

Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company will apply IFRS 2 to awards that vested prior to January 1, 2010 resulting in no adjustments to the December 31, 2009’s financial statements on the transition date.

c)

IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.  Therefore, there is no change to the December 31, 2009’s financial statements on the transition date.

d)

Cumulative Translation Differences

IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations.  IFRS 1 provides an exemption and allows for such adjustments to be made as of the transition date, resulting in no change to the December 31, 2009 financial statements on the transition date.

Given the IFRS 1 exemptions noted above, the Company has identified two adjustments to the December 31, 2009’s financial statements on the transition date:

a)

“Contributed surplus” versus various reserves in equity

IFRS requires “contributed surplus” to be broken down into different categories by naming them various reserves.  The Company examined its “contributed surplus” account and concluded that $1,638,487 relates to “Equity settled employee benefit reserve”, and $1,584,522 relates to “Reserves for warrants”.  As a result, on transition date, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the various reserve accounts totaling $3,223,009.

b)

Future income tax liability associated with the acquisitions of its Mexican subsidiaries

Under Canadian GAAP, the Company reported a notional liability for future income taxes assumed as a result of its acquisitions of its three Mexican subsidiaries by increasing the cost allocated to the mineral property interests acquired. Under IFRS, such notional liability is to be reversed. As a result, on transition date, the Company would reverse all future income tax liabilities previously recognized and would decrease mineral properties by $2,100,000, with a decrease in the future income tax liability of $1,721,000 and an increase in deficit of $379,000.

Forward Looking Statements

Certain information regarding the Company as set forth in the MD&A, including management’s assessment of the Company’s future plans and operations, contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuation, imprecision of reserve estimates, environmental risks, taxation policies, competition from other producers, the lack of qualified personnel or management, stock market volatility and the ability to access sufficient capital from external or internal sources. The actual results, performance or achievement could materially differ from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them does, what benefits the Company will derive there from.

Forward-looking statements included or incorporated by reference in this document include statements with respect to:

•

Impairment of long-lived assets;

•

The Company’s assumptions and estimates used in its Technical Report filed on May 19, 2009, as well as the potential resource estimates and interpretations from that Technical Report;

•

The progress, potential and uncertainties of the Company’s SG drilling program, the Ariel Copper Property and the JV Nevada Gold Projects;

•

The Company’s future adoption of IFRS; and

•

Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties.